UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6*)

                           JETBLUE AIRWAYS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)



                                    477143101
                                 (CUSIP Number)



             AMENDMENT TO THE SCHEDULE 13G PREVIOUSLY FILED FOR THE
                          DECEMBER 31, 2006 EVENT DATE
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

CUSIP NO.:  477143101                                        PAGE 2 OF 13 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5              Sole Voting Power
Number of                                            6,719,087
  Shares
Beneficially                6              Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7              Sole Dispositive Power
    Person                                          6,719,087
    With
                            8              Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,719,087

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.8%

12       Type of Reporting Person (See Instructions)

                                    OO; IV


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CUSIP NO.:  477143101                                        PAGE 3 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                 5                 Sole Voting Power
Number of                                                   6,719,087
  Shares
Beneficially                     6                 Shared Voting Power
  Owned By                                                  0
    Each
Reporting                        7                 Sole Dispositive Power
    Person                                                  6,719,087
    With
                                 8                 Shared Dispositive Power
                                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,719,087

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.8%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

CUSIP NO.:  477143101                                        PAGE 4 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.      [ ]
                                b.      [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                 5                 Sole Voting Power
Number of                                                   6,719,087
  Shares
Beneficially                     6                 Shared Voting Power
  Owned By                                                  0
    Each
Reporting                        7                 Sole Dispositive Power
    Person                                                  6,719,087
    With
                                 8                 Shared Dispositive Power
                                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,719,087

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.8%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO.:  477143101                                        PAGE 5 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.    [ ]
                                b.    [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                 5                 Sole Voting Power
Number of                                                   10,246,043
  Shares
Beneficially                     6                 Shared Voting Power
  Owned By                                                  0
    Each
Reporting                        7                 Sole Dispositive Power
    Person                                                  10,246,043
    With
                                 8                 Shared Dispositive Power
                                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,246,043

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.7%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

CUSIP NO.:  477143101                                        PAGE 6 OF 13 PAGES



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                 5                 Sole Voting Power
Number of                                                   14,806,557
  Shares
Beneficially                     6                 Shared Voting Power
  Owned By                                                  5,686,762
    Each
Reporting                        7                 Sole Dispositive Power
    Person                                                  14,806,557
    With
                                 8                 Shared Dispositive Power
                                                            5,686,762

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    20,493,319

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    11.5%

12       Type of Reporting Person (See Instructions)

                                    IA; IN

CUSIP NO.:  477143101                                        PAGE 7 OF 13 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  JetBlue Airways Corporation (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  118-29 Queens Boulevard
                  Forest Hills, New York 11375

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)  Quantum Industrial Partners LDC ("QIP");

     (ii) QIH Management Investor, L.P. ("QIHMI");

     (iii) QIH Management LLC ("QIH Management");

     (iv) Soros Fund Management LLC ("SFM LLC"); and

     (v)  Mr. George Soros ("Mr. Soros").

     This statement relates to Shares (as defined herein) held for the accounts of QIP, Open Society Institute, a New York trust ("OSI"), Geosor Corporation, a New York corporation ("Geosor"), Tivadar Holdings LLC, a Delaware limited liability company ("Tivadar"), GS 1982 LLC, a Delaware limited liability company, and Mr. Soros. This amendment reflects the inclusion of an aggregate 3,526,956 Shares held for the accounts of Tivadar and GS 1982 LLC, received in April 2006, which were inadvertently omitted from Amendment No. 5.

     QIHMI, an investment advisory firm, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the chairman of SFM LLC, a trustee of OSI and the sole shareholder of Geosor.

     Each of Tivadar and GS 1982 LLC has as its manager SFM Participation, L.P., a Delaware limited partnership, which has as its general partner SFM AH LLC, a Delaware limited liability company, of which SFM LLC is managing member.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of each of QIHMI, QIH Management, SFM LLC, and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

ITEM 2(C)         CITIZENSHIP:

     (i)  QIP is a Cayman Islands exempted limited duration company;

     (ii) QIHMI is a Delaware limited partnership;

CUSIP NO.:  477143101                                        PAGE 8 OF 13 PAGES

     (iii) QIH Management is a Delaware limited liability company;

     (iv) SFM LLC is a Delaware limited liability company; and

     (v)  Mr. Soros is a United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0.01 par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  477143101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B)
                  OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

     (i) Each of QIP, QIHMI, and QIH Management may be deemed the beneficial owner of 6,719,087 Shares. This number consists of 6,705,587 Shares held for the account of QIP and 13,500 Shares issuable upon exercise of 13,500 options held for the benefit of QIP.

     (ii) SFM LLC may be deemed the beneficial owner of 10,246,043 Shares, consisting of the 6,719,087 Shares referred to in (i) above, 2,680,303 Shares held for the account of Tivadar and 846,653 Shares held for the account of GS 1982 LLC.

     (iii) Mr. Soros may be deemed the beneficial owner of 20,493,319 Shares. This number consists of (A) 6,705,587 Shares held for the account of QIP and 13,500 Shares issuable upon exercise of 13,500 options held for the benefit of QIP, (B) 1,088,361 Shares held for the benefit of Geosor and 3,472,153 Shares held by Mr. Soros, (C) 5,686,762 Shares held for the account of OSI, (D) 2,680,303 Shares held for the account of Tivadar, and (E) 846,653 Shares held for the account of GS 1982 LLC.

ITEM 4(B)         PERCENT OF CLASS:

     (i) The number of Shares of which QIP, QIHMI, and QIH Management may be deemed the beneficial owner constitutes approximately 3.8% of the total number of Shares outstanding (based upon information provided by the Issuer the total number of Shares outstanding as of March 16, 2007 was 178,486,543).

CUSIP NO.:  477143101                                        PAGE 9 OF 13 PAGES


     (ii) The number of Shares of which SFM LLC may be deemed the beneficial owner constitutes approximately 5.7% of the total number of Shares outstanding.

     (iii) The number of Shares of which Mr. Soros may be deemed the beneficial owner constitutes approximately 11.5% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

         QIP
         -----
         (i)            Sole power to vote or direct the vote:                                      6,719,087

         (ii)           Shared power to vote or to direct the vote                                          0

         (iii)          Sole power to dispose or to direct the disposition of                       6,719,087

         (iv)           Shared power to dispose or to direct the disposition of                             0

         QIHMI
         -------

         (i)            Sole power to vote or direct the vote:                                      6,719,087

         (ii)           Shared power to vote or to direct the vote                                          0

         (iii)          Sole power to dispose or to direct the disposition of                       6,719,087

         (iv)           Shared power to dispose or to direct the disposition of                             0

         QIH MANAGEMENT
         ---------------

         (i)            Sole power to vote or direct the vote:                                      6,719,087

         (ii)           Shared power to vote or to direct the vote                                          0

         (iii)          Sole power to dispose or to direct the disposition of                       6,719,087

         (iv)           Shared power to dispose or to direct the disposition of                             0

         SFM LLC
         -----------

         (i)            Sole power to vote or direct the vote:                                     10,246,043

         (ii)           Shared power to vote or to direct the vote                                          0

         (iii)          Sole power to dispose or to direct the disposition of                      10,246,043

         (iv)           Shared power to dispose or to direct the disposition of                             0

         MR. SOROS
         ------------

         (i)            Sole power to vote or direct the vote:                                     14,806,557

         (ii)           Shared power to vote or to direct the vote                                  5,686,762

         (iii)          Sole power to dispose or to direct the disposition of                      14,806,557

         (iv)           Shared power to dispose or to direct the disposition of                     5,686,762


CUSIP NO.:  477143101                                        PAGE 10 OF 13 PAGES


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     As of December 31, 2006, each of QIP, QIHMI, and QIH Management may no longer be deemed the beneficial owner of more than five percent of the Shares.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

     Each of OSI, Tivadar, and GS 1982 LLC has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

     The inclusion of securities held for the account of OSI, Tivadar, and GS 1982 LLC shall not be deemed an admission that Mr. Soros or SFM LLC, as relevant, has or may be deemed to have beneficial ownership of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  This Item 10 is not applicable.

CUSIP NO.:  477143101                                        PAGE 11 OF 13 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2007                       QUANTUM INDUSTRIAL PARTNERS LDC


                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Attorney-in-Fact

Date:  April 17, 2007                       QIH MANAGEMENT INVESTOR, L.P.

                                                     By:      QIH Management LLC,
                                                              its General Partner

                                                     By:      Soros Fund Management LLC,
                                                              its Managing Member

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel

Date:  April 17, 2007                       QIH MANAGEMENT LLC

                                                     By:      Soros Fund Management LLC,
                                                              its Managing Member

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel

Date:  April 17, 2007                       SOROS FUND MANAGEMENT LLC

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel


Date:  April 17, 2007                       GEORGE SOROS

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Attorney-in-Fact


CUSIP NO.:  477143101                                        PAGE 12 OF 13 PAGES

                                  EXHIBIT INDEX

                                                                                   PAGE NO.

     A.   Joint Filing Agreement, dated as of April 17, 2007, by and among
          Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH
          Management LLC, Soros Fund Management LLC and Mr. George
          Soros...............................................................        13


CUSIP NO.:  477143101                                        PAGE 13 OF 13 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 6 to the Schedule 13G with respect to the Common Stock, $0.01 par value per share, of JetBlue Airways Corporation, dated as of April 17, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date:  April 17, 2007                                QUANTUM INDUSTRIAL PARTNERS LDC

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Attorney-in-Fact

Date:  April 17, 2007                                QIH MANAGEMENT INVESTOR, L.P.

                                                     By:      QIH Management LLC,
                                                              its General Partner

                                                     By:      Soros Fund Management LLC,
                                                              its Managing Member

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel

Date:  April 17, 2007                                QIH MANAGEMENT LLC

                                                     By:      Soros Fund Management LLC,
                                                              its Managing Member

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel

Date:  April 17, 2007                                SOROS FUND MANAGEMENT LLC

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Assistant General Counsel

Date:  April 17, 2007                                GEORGE SOROS

                                                     By:      /S/ JODYE M. ANZALOTTA
                                                              --------------------------------------------
                                                              Jodye M. Anzalotta
                                                              Attorney-in-Fact


